Alnylam Pharmaceuticals, Inc.

300 Third Street

Cambridge, MA 02142

December 9, 2015

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, D.C. 20549

Attention: Jim B. Rosenberg, Senior Assistant Chief Accountant

RE:	Alnylam Pharmaceuticals, Inc.
Form 10-K for Fiscal Year Ended December 31, 2014
Filed February 13, 2015
File No. 001-36407

Dear Mr. Rosenberg:

This letter is being furnished in response to the comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in the Commission’s letter dated November 25, 2015 (the “Comment Letter”) to John M. Maraganore, Ph.D., Chief Executive Officer of Alnylam Pharmaceuticals, Inc. (the “Company”), with respect to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2014, and the documents incorporated by reference therein. The responses set forth below have been organized in the same manner in which the Commission’s comments and headings were organized in the Comment Letter.

Comment: Notes to Consolidated Financial Statements — 3. Significant Agreements, page 114

1.	In order to help us understand more fully how your collaborative arrangements impact your financial statements for each period presented, please provide us, in table format, the amounts by year and by line item included in your statements of operations attributable to transactions arising from collaborative arrangements between you and the other participants and third-parties. Please provide separate tables for each of your significant collaborative arrangements and for all of your collaborative arrangements in the aggregate (i.e. the significant arrangements and all other arrangements). Present separately amounts with other participants and third-parties that are netted in a financial statement line item. Refer to ASC 808.

Mr. Jim B. Rosenberg

U.S. Securities and Exchange Commission

December 9, 2015

Response

The following tables provide the amounts attributable to transactions arising from collaborative arrangements, for each significant arrangement and all other arrangements, by line item included in the Company’s statements of operations(1):

		Year Ended December 31, 2014 (In thousands)
	Takeda	Monsanto	MDCO	Roche/ Arrowhead	Genzyme	Cubist	Isis	Other	Total

Net revenues from collaborators	$21,973	$14,985	$10,753	$1,000	$369	$—	$250	$1,231	$50,561
Operating expenses:
Research and development	—	—	—	—	—	—	9,875	—	9,875
In-process research and development	—	—	—	—	—	—	—	—	—
General and administrative	—	—	—	—	—	—	—	—	—
Restructuring of Tekmira license agreement	—	—	—	—	—	—	—	—	—

		Year Ended December 31, 2013 (In thousands)
	Takeda	Monsanto	MDCO	Roche/ Arrowhead	Genzyme	Cubist	Isis	Other	Total

Net revenues from collaborators	$21,973	$5,640	$4,604	$—	$—	$9,721	$—	$5,229	$47,167
Operating expenses:
Research and development	—	—	—	—	—	—	1,483	—	1,483
In-process research and development	—	—	—	—	—	—	—	—	—
General and administrative	—	—	—	—	—	—	—	—	—
Restructuring of Tekmira license agreement	—	—	—	—	—	—	—	—	—

		Year Ended December 31, 2012 (In thousands)
	Takeda	Monsanto	MDCO	Roche/ Arrowhead	Genzyme	Cubist	Isis	Other	Total

Net revenues from collaborators	$21,973	$1,954	$—	$37,318	$—	$2,777	$—	$2,703	$66,725
Operating expenses:
Research and development	—	—	—	—	—	—	2,744	—	2,744
In-process research and development	—	—	—	—	—	—	—	—	—
General and administrative	—	—	—	—	—	—	—	—	—
Restructuring of Tekmira license agreement	—	—	—	—	—	—	—	—	—

(1)	There are no transactions with our collaborators that are netted in net revenues from collaborators or operating expenses, including research and development expenses, for the period presented.

* * * *

The Company acknowledges that

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Mr. Jim B. Rosenberg

U.S. Securities and Exchange Commission

December 9, 2015

If you have any questions with regard to the Company’s responses or would like to discuss any of the matters covered in this letter, please contact the undersigned at (617) 551-8200 or Mitchell S. Bloom of Goodwin Procter LLP, the Company’s outside counsel, at (617) 570-1000.

Sincerely,

/s/ Michael P. Mason

Michael P. Mason
Vice President, Finance and Treasurer